FREEGOLD VENTURES LIMITED

For Immediate Release

                                                           www.freegoldventures.com

Freegold Extends High-Grade Mineralization at Rob with 2.4 m of 62 g/t Gold in First Step-Out Hole

September 8, 2008 (Vancouver, BC) – Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) is pleased to announce that its first step-out hole has continued to intersect high-grade, gold mineralization along the Grey Lead vein at its  100% controlled Rob property.

Freegold’s first core hole of the 2008 season, hole 18, was designed to test the strike extent of the high-grade gold mineralization intersected in all eight drill holes into the Grey Lead vein last year.  Hole 18 was drilled at an angle of 45 degrees to the east and intersected the approximately 55 degree western dipping quartz vein roughly 50 feet below surface.  The sulphide bearing vein at this location was hosted within a sericite altered granodiorite, and had an approximate true width of 7.9 feet grading 1.81 oz/ton (2.4 m grading 62 g/t), including a higher grade 1.7 foot section grading 5.4 oz/ton (0.5 m grading 184.0 g/t).  Assays received to date from the select vein intervals sent for rush analysis are shown below:

From (foot)	To (foot)	Interval (feet)	Gold Grade (g/tonne)	Gold Grade (oz/ton)
73.5	75.3	1.8	26.8	0.78
75.3	77.0	1.7	184.0	5.37
77.0	79.5	2.5	24.7	0.72
79.5	80.7	1.2	42.0	1.23
80.7	81.4	0.7	22.8	0.67
		7.9	61.92	1.81

Hole 18 is a 100 foot southern step-out from holes 6 and 7, and a 250 foot southern step-out from holes 12-17 (which returned true width intervals as high as 13.0 feet grading 0.84 oz/ton (4.0 m grading 29 g/t) and 13.5 feet grading 0.59 oz/ton (4.1 m  grading 20.1 g/t).   While the gold in hole 18 appears to be hosted within a single discrete vein, subsequent holes 19 and 20, drilled from the same pad and at angles of -75 degrees and -90 degrees (vertical) have encountered the main Grey Lead vein along with numerous other veins within the hanging wall that may either represent stacked veins, or possibly eastern dipping off-shoots off the main vein.  Select samples of vein material from both of these holes have been sent for rush assay.

Freegold is currently wrapping up its drilling on the Grey Lead vein, with a total of 12 holes drilled from 6 different pad locations that are designed to further test the strike and depth extension of the high-grade, near surface gold mineralization intersected in last year’s program.  In addition to further tracing the Grey Lead vein along surface, prospecting and sampling in the Grey Lead area has also identified two parallel gold-bearing veins to the east, suggesting that the Grey Lead vein may be one of a series of veins, comparable to the multiple vein system which is currently being mined at the nearby Pogo Mine.

Assay results cited herein were based on drill core collected by Avalon Development Corporation, consultants to Freegold, under the supervision of Curt Freeman, MS., PGeo, Qualified Person as defined by NI 43-101. All samples are shipped to ALS Chemex at its Fairbanks Preparation Laboratory for pulping.  Pulps are shipped to ALS Chemex Laboratories in Reno, NV for gold analysis using fire assay with an AA finish.  Multi-element analysis using ICP-AES with aqua regia digestion are done by ALS Chemex in Vancouver, B.C.

Change of Head Office Location

Freegold also wishes to announce that it has moved into a new head office location.  Effective immediately its new corporate address is  Suite 507 - 1540 West 2nd Avenue, Vancouver, BC, Canada, V6J 1H2

The Qualified Person with respect to scientific and technical information contained herein is Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited, who has reviewed and approved the contents of this release.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration and development company with a management team experienced in mine development and production that has a proven track-record in transitioning exploration companies into gold producers.   The Company is currently exploring advanced-stage gold projects in Idaho and Alaska.  Freegold holds a 100% lease interest in the Almaden gold project in Idaho.  This large tonnage epithermal gold deposit was the subject of a feasibility study in 1997 calling for the development of a 95,000 oz/year open pit, heap leach mine.  Freegold has finalized a 54,700-foot drilling program which has successfully identified numerous extensions to the gold mineralization, along with newly identified open-ended areas of molybdenum mineralization. The Company is in the process of generating a new 43-101 resource which will be followed with the commencement of new economic evaluations.  Freegold's 40,100-foot drill program in 2007 continued to discover new high-grade veins and bulk tonnage shear zones on its 93% controlled Golden Summit project outside Fairbanks, Alaska. Historically over 6.75 million ounces have been recovered from streams that drain the Golden Summit project area and an additional 500,000 ounces of lode gold were recovered from past producing mines on the Golden Summit project which is situated less than 5 miles to the north of the +7 million ounce Fort Knox Mine.  Further evaluation and expansion of the mineralization is currently being undertaken with a combination of closely spaced shallow drilling, deeper, systematic core drilling and on-going bulk sampling program using an on-site gravity-based concentration plant.  Drilling in 2008 is also being conducted on the company’s 100% controlled Rob property, where the Company has intersected high-grade gold in near surface quartz veins similar in appearance and grade to those being mined at the nearby 5.6 million ounce Pogo Mine.  Work programs are also planned on the Vinasale property, where the Company has entered into an exploration agreement with option to lease which contains the previously identified Vinasale gold deposit.

On behalf of the Board of Directors

For further information:

Mark Feeney – Investor Relations

“Steve Manz”

1.604.786.2587

Steve Manz, President and C.E.O.

mfeeney@freegoldventures.com

DISCLAIMER - This press release contains "forward-looking information” within the meaning of Canadian securities laws including, without limitation, statements and information regarding the Company’s exploration operations and financing needs.  Such forward-looking information reflects the current expectations or beliefs of the Company. Forward-looking information is subject to a number of risks, assumptions and uncertainties that may cause the actual results of the Company to differ materially from those discussed herein, including the possibility that future exploration results will not be consistent with the Company's expectations, the uncertainties involved in interpreting exploration results, other inherent risks in the mineral exploration and development industry and the possibility that the loan facilities will not be completed or completed on terms not currently contemplated by the Company.  Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by the Company.  A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information.  Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, the Company can give no assurance that such expectations will prove to be correct.  Forward-looking statements and information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information.  The forward-looking statements and information are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified herein, the Company has made assumptions regarding, among other things, the ability to conduct exploration activities in a timely manner and in accordance with the Company's drilling program, the availability and costs of financing, the degree of risk that credit approvals may be delayed or withheld, and other risks and uncertainties described elsewhere in this document or in the Company’s other filings with Canadian securities authorities.  Such forward-looking information speaks only as of the date on which it is made and, unless required by applicable securities laws, the Company undertakes no obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. CUSIP: 45953B107